Corporate Law Solutions A Professional Law Corporation
CLS	Gregory W. Preston, Esq. Managing Director 2112 Business Center Dr., 2nd Floor Direct Dial: 949.252.9252 Irvine, California 92612 - 7135 Facsimile: 949.757.0667 Email: gpreston@corp-law.com
April 15, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN: Elaine Wolff, Special Counsel

Re:    Point Center Mortgage Fund I, LLC
Amendment No. 2 to Registration Statement
on Form S-11--Registration No. 333-118871

Dear Ms. Wolff:

On behalf of Point Center Mortgage Fund I, LLC (the "Fund"), enclosed herewith in connection with the filing today via EDGAR of Amendment No. 2 ("Amendment No. 2") to the Fund's Registration Statement on Form S-11 (the "Registration Statement") that was filed on September 8, 2004, as amended by Amendment No. 1 thereto on March 16, 2005 (“Amendment No. 1”) please find the following:

1.	Five (5) conformed copies of Amendment No. 2; and

2.	Five (5) additional conformed copies of Amendment No. 2 which have been marked to show changes from Amendment No. 1.

Please note that the only substantive revisions that have been made are with respect to the filing of audited balance sheets dated as of December 31, 2004 for the Fund and its manager, Point Center Financial, Inc, in replacement of the previously filed financial statements, as was discussed during our conversation on April 5, 2005. Also, please be advised that the Fund currently expects to request effectiveness on or about April 30, 2005. As soon as a definitive determination has been made, the appropriate acceleration request will be forwarded to you.

If you have any questions or comments regarding the subject matter of this letter of the enclosures delivered herewith, please do not hesitate to contact the undersigned.

We look forward to your prompt response and we thank you in advance for you assistance with regard to this matter.

Sincerely,

CORPORATE LAW SOLUTIONS

By:	/s/ Gregory W. Preston
Gregory W. Preston, Esq.
Managing Director

cc: Michael McTiernan, Esq.